

02005873

STATES
HANGE COMMISSION
D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35930



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WANG INVESTMENT ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41-60 MAIN STREET
(No. and Street)

FLUSHING	New York	11355-3820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN K. WANG - PRESIDENT (718) 353-9264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN & HAUKE, LLC, CPA's
(Name - if individual, state last, first, middle name)

63 WALL STREET, SUITE 2501	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Steven K. Wang, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Wang Investment Associates, Inc. (Company) at December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Steven K. Wang - President

Sworn and subscribed to before me this 22nd day of February, 2002.


JOHN C.C. MA
Notary Public, State of New York
No. 4989359
Qualified in Nassau County
Commission Expires December 2, 2007


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2002
WASH. D.C.
365
SECTION

WANG INVESTMENT ASSOCIATES, INC.

(SEC I.D. No. 8-35930)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

WANG INVESTMENT ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

VB&H | Van Buren & Hauke, LLC
Certified Public Accountants | 63 Wall Street
Suite 2501
New York, New York 10005 | Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Wang Investment Associates, Inc.

We have audited the accompanying balance sheet of Wang Investment Associates, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wang Investment Associates, Inc. at December 31, 2001, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Buren & Hauke, LLC

February 22, 2002

WANG INVESTMENT ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets:				
Cash and cash equivalents			$	18,285
Receivable from clearing broker				20,066
Prepaid expenses				8,410
Total Current Assets				46,762
Property and Equipment:				
Office furniture and equipment	$	247,405		
Less accumulated depreciation		(207,542)		39,863
Other Assets:				
Investments, at cost		55,800		
Clearing deposits		180,000		
Security deposits		16,932		252,732
Total Assets			$	339,357

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	27,321
Due to clearing broker		14,484
Corporate income taxes payable		800
Due to shareholder		41,260
Notes payable		4,327
Total Liabilities		88,193
Stockholder's Equity		
Common stock - $1 par value 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid in capital		131,300
Retained earnings		118,864
Total Stockholder's Equity		251,164
Total Liabilities and Stockholder's Equity	$	339,357

See Accompanying Notes.

WANG INVESTMENT ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions	$	2,594,379
Interest Income		1,282
Other income		38,192
Total Revenues		2,633,852
Costs and Expenses:		
Clearing charges and expenses		1,214,508
Commissions - registered representatives		124,478
Compensation - officer		41,500
Quote service and research expenses		57,192
Salaries and wages		203,338
Payroll taxes and fringes		46,690
Brokerage registrations and fees		32,018
Advertising		23,933
Rent		54,012
Utilities and telephone		44,842
Office supplies and expense		112,258
Professional fees		447,112
Travel and entertainment		5,292
Auto expenses		7,845
Network consultant fees		165,155
Insurance		9,002
Equipment Rental		5,505
Depreciation		31,613
Total Costs and Expenses		2,626,295
Net income before taxes		7,557
Provision for federal, state and city income taxes		3,596
Net Income	$	3,961

See Accompanying Notes.

WANG INVESTMENT ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net Income	$	3,961
Changes in operating assets and liabilities:		
Depreciation		31,613
Decrease in receivable from broker		76,372
Decrease in security deposits		5,000
(Increase) in clearing deposits		(5,000)
(Increase) in prepaid expenses		(3,993)
(Decrease) in accounts payable and accrued expenses		(182,438)
Increase in due to clearing broker		14,484
(Decrease) in corporate taxes payable		(5,576)
Net cash (used) by operating activities		(65,577)
Cash flows from investing activities:		
Equipment purchased		(25,642)
Cash flows from financing activities:		
Increase in due to shareholder		39,149
(Decrease) in notes payable		(4,182)
Net cash provided by financing activities		34,967
Net (decrease) in cash		(56,252)
Cash at beginning of year		74,537
Cash at end of year	$	18,285

Supplemental disclosures of cash flow information:

Cash paid during the period for:		
Income taxes	$	11,676

See Accompanying Notes.

WANG INVESTMENT ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid - in Capital	Retained Earnings
Balance, January 1, 2001	$ 1,000	$ 131,300	$ 114,903
Capital Contributions	-	-	-
Net Income	-	-	3,961
Balance, December 31, 2001	$ 1,000	$ 131,300	$ 118,864

See Accompanying Notes.

WANG INVESTMENT ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Wang Investment Associates, Inc. was formed March 27, 1985 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including aging and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and National Financial Services Corporation (N.F.S.C.) and Computer Clearing Services, Inc. (CCS), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by NFSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting.

Commissions realized on agency transactions are recorded on a settlement data basis. The difference between recording the transactions on a trade date basis was immaterial.

Depreciation

Depreciation on property and equipment is provided using accelerated methods (MACRS).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

The Company purchased 3,000 shares and 1,200 warrants of National Association of Securities Dealers, Inc. (NASD) on December 20, 2000 as offered in a private placement dated November 15, 2000. The investment is carried at cost.

4. NOTES PAYABLE

The Company has equipment loan debt of $4,327 payable in equal monthly installments of $403, including interest.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,880 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $130,159, which was $124,279 in excess of the amount required.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

WANG INVESTMENT ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Total stockholder's equity		$ 251,164
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment	39,863	
Security deposits	16,932	
Prepaid expenses	8,410	
Investments, at cost	55,800	121,005
Net capital before haircuts on securities positions		130,159
Haircuts on securities positions		-
Net Capital		$ 130,159
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		$ 88,193
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,880
Excess net capital		$ 124,279
Excess net capital at 1,000%		$ 121,340

Ratio: Aggregate indebtedness to net capital is 68%.

The above computation does not differ materially from the December 31, 2001 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&H | Van Buren & Hauke, LLC
Certified Public Accountants | 63 Wall Street
Suite 2501
New York, New York 10005 | Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Wang Investment Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Wang Investment Associates, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Van Buren & Hauke, LLC

New York, NY
February 22, 2002